ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 24, 2020	Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds I (Registration Nos. 033-44909 and 811-06520) and

AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I and AMG Funds IV (each a “Trust” and collectively the Trusts) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to (i) Post-Effective Amendment No. 105 under the Securities Act of 1933, as amended (the “1933 Act”), to AMG Funds I’s Registration Statement on Form N-1A filed on December 30, 2019, relating to AMG GW&K Core Bond ESG Fund, and (ii) Post-Effective Amendment No. 189 under the 1933 Act, to AMG Funds IV’s Registration Statement on Form N-1A filed on December 30, 2019, relating to AMG Managers LMCG Small Cap Growth Fund. The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (the “Prospectus”).

AMG Funds I

AMG GW&K Core Bond ESG Fund

1. Comment: Given that the Fund may invest in other investment companies, please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

2. Comment: Please confirm whether the Fund will limit its investments to investment-grade bonds. If not, please explain how that is consistent with the use of the name “Core Bond.”

Response: The Trust confirms that the Fund’s current principal investment strategy does not include purchasing bonds that are below investment-grade.

3. Comment: The Staff notes that the Fund’s principal investment strategies disclosure references “credit quality” in selecting a potential investment. Please disclose the Fund’s credit policy. For example, can the Fund invest in junk bonds? If yes, please disclose and add applicable risks.

Response: The Trust confirms that the Fund invests in investment-grade securities and may not purchase below investment grade securities (junk bonds) as part of its current principal investment strategy. The Trust has revised the Fund’s principal investment strategy in response to this comment as shown in Appendix A.

4. Comment: The Staff believes that the term “ESG” refers to a type of investment for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and is subject to an 80% investment policy. A fund should also describe the criteria it uses in assessing what issuers it believes to have strong environmental, social, and governance factors, by reference to an index, third party ratings, a screen and the factors the screen uses, etc. It is not enough for a fund to merely rely on the adviser’s judgement without disclosing the factors considered. The Staff does not believe that the Fund’s principal investment strategy satisfies this requirement.

Response: The Trust believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Trust believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “ESG.” Under normal conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds. In selecting such bonds, the subadviser employs an ESG strategy whereby the subadviser gives special consideration to ESG criteria and employs a pragmatic approach in applying ESG factors into its investment analysis processes. Accordingly, the Trust respectfully declines to adopt a Rule 35d-1 policy for the Fund with respect to the term “ESG.”

The Trust has revised the Fund’s principal investment strategy as shown in Appendix A.

5. Comment: The Staff does not believe there is enough disclosure with respect to ESG criteria. The Staff notes that the Fund’s principal investment strategy states that, the Subadviser “uses top-down research that focuses on managing duration, yield curve, credit quality, volatility and liquidity, as well as bottom-up research that focuses on fundamental analysis, valuation analysis and technical analysis, while also considering environmental, social and governance (“ESG”) criteria.” (emphasis added) The Staff believes that this disclosure implies too much discretion by the adviser.

Response: The Trust has revised the Fund’s principal investment strategy as shown in Appendix A.

6. Comment: In the 2nd paragraph on page 4, the Fund’s principal investment strategy states, “GW&K employs a pragmatic approach in applying ESG factors.” The Staff believes that this gives the adviser too much discretion. The Staff notes that the Fund’s principal investment strategy references various independent third party research providers that provide corporate ESG research. Please expand on this disclosure and state what criteria are used.

Response: The Trust has revised the Fund’s principal investment strategy as shown in Appendix A.

7. Comment: With respect to ESG Investing Risk, the Risk states that, “Applying ESG criteria to investment decisions is qualitative and subjective by nature.” The Staff believes that applying ESG criteria should not be as subjective as disclosed and that the adviser should not be using its own determination. Please provide the risks of 3rd party ratings or screen used.

Response: The Trust has revised the Fund’s principal investment strategy as shown in Appendix A. The Trust notes that the following disclosure is included in the section of the Prospectus titled “Additional Information About the Funds – Summary of The Funds’ Principal Risks – ESG Investing Risk”: “In evaluating a company, the Subadviser is dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Subadviser to incorrectly assess a company’s ESG practices.” As a result, the Fund has determined not to make further changes to its principal risks in response to this comment at this time.

8. Comment: The Staff notes that the Fund’s principal investment strategies disclosure refers to duration. Please explain the concept and include a brief example in the Prospectus. For example, duration is a measure of the price sensitive of a debt security or portfolio of debt securities to relative changes to interest rates. For instance, a duration of 3 means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates. The example should be included in the Prospectus, preferable in Interest Rate Risk disclosure.

Response: The Trust confirms that the following disclosure will be included in the section of the Prospectus titled “Additional Information About the Funds – Summary of the Funds’ Principal Risks – Interest Rate Risk (AMG GW&K Core Bond ESG Fund)”:

Changes in interest rates can impact bond and debt security prices. As interest rates rise, the fixed coupon payments (cash flows) of debt securities become less competitive with the market and thus the price of the securities will fall. Interest rate risk is generally higher for investments with longer maturities or durations. Duration is the weighted average time (typically quoted in years) to the receipt of cash flows (principal plus interest) for a particular bond, debt security or portfolio, and is used to evaluate such bond’s, debt security’s or portfolio’s interest rate sensitivity. While the Fund may purchase debt securities of any duration, the Fund currently intends to primarily invest in debt securities so that the overall duration of the Fund’s portfolio will remain +/- 20% of the duration of its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index. As of December 31, 2019, the duration of the benchmark was 5.87 years. If interest rates rise by one percentage point, the share price of a fund with an average duration of 5.87 years would be expected to fall by approximately 5.87% and the share price of a fund with an average duration 20% higher, 7.04 years, would be expected to fall by approximately 7.04%. If interest rates decrease by one percentage point, the share price of a fund with an average duration of 5.87 years would be expected to rise by approximately 5.87% and the share price of a fund with an average duration 20% higher, or 7.04 years, would be expected to rise by approximately 7.04%. During periods of increasing interest rates, the Fund may experience high levels of volatility and shareholder redemptions, and may have to sell securities at times when it would otherwise not do so, and at unfavorable prices, which could reduce the returns of the Fund.

9. Comment: The Staff notes that the principal risks of investing in the Fund are listed in alphabetical order. Please consider listing the principal risks of investing in the Fund to prioritize risks that are most likely to impact the Fund’s net asset value, yield and total return. After listing the most significant risks, the remaining can be alphabetized. The Staff notes that it believes Interest Rate Risk and ESG Investing Risk should be more prominent.

Response: The Fund is revising its Item 4 risk disclosure to read as shown below with the risks listed in the following order:

There is the risk that you may lose money on your investment. All investments carry a certain amount of risk, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

Below are some of the risks of investing in the Fund. The risks are presented in an order intended to facilitate readability and their order does not imply that the realization of one risk is more likely to occur than another risk or likely to have a greater adverse impact than another risk. The significance of any specific risk to an investment in the Fund will vary over time, depending on the composition of the Fund’s portfolio, market conditions, and other factors. You should read all of the risk information presented below carefully, because any one or more of these risks may result in losses to the Fund.

Debt Securities Risk

Market Risk

Interest Rate Risk

Credit Risk

ESG Investing Risk

Asset-Backed and Mortgage-Backed Securities Risk

Extension Risk

Inflation Risk

Liquidity Risk

Management Risk

Municipal Market Risk

Prepayment Risk

Reinvestment Risk

U.S. Government Securities Risk

10. Comment: Please apply any applicable Staff comments to the Fund’s disclosure in response to Item 4 of Form N-1A to the Fund’s disclosure in response to Item 9 of Form N-1A.

Response: Please see Comment 9 regarding the Fund’s risk disclosure in the Item 4. The order of the risk disclosure in the Item 9 has not changed, but the Trust has made other changes to the Fund’s Item 9 risk disclosure to correspond to the Item 4 risk disclosure.

11. Comment: The Staff notes that page 21 of the Prospectus references derivatives. If the Fund includes derivatives in its 80% investment policy pursuant to Rule 35d-1 under the 1940 Act, please confirm they are valued at market value. If applicable, please also include in the Fund’s principal investment strategies disclosure that the Fund will invest in derivatives.

Response: Although derivative instruments are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies – Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in derivative instruments as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

AMG Funds IV

AMG Managers LMCG Small Cap Growth Fund

12. Comment: Given that the Fund may invest in other investment companies, please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

13. Comment: Please confirm whether the Fund intends to invest in emerging market securities. If applicable, please add disclosure relating to investments in emerging markets.

Response: Although emerging market securities are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies – Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in emerging market securities as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

14. Comment: If the Fund includes derivatives in its 80% investment policy pursuant to Rule 35d-1 under the 1940 Act, please confirm they are valued at market value. If applicable, please also include in the Fund’s principal investment strategies disclosure that the Fund will invest in derivatives.

Response: Although derivative instruments are a permissible investment of the Fund and are disclosed in the SAI under “Additional Investment Policies – Investment Techniques and Associated Risks,” the Trust confirms that the Fund does not currently intend to invest in derivative instruments as a principal investment strategy. Therefore, the Trust has not added any disclosure in response to this comment.

15. Comment: The Staff notes that the principal risks of investing in the Fund are listed in alphabetical order. Please consider listing the principal risks of investing in the Fund to prioritize risks that are most likely to impact the Fund’s net asset value, yield and total return. After listing the most significant risks, the remaining can be alphabetized. The Staff notes that it believes Small Cap Risk should be more prominent.

Response: The Fund is revising its Item 4 risk disclosure to read as shown below with the risks listed in the following order:

There is the risk that you may lose money on your investment. All investments carry a certain amount of risk, and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

Below are some of the risks of investing in the Fund. The risks are presented in an order intended to facilitate readability and their order does not imply that the realization of one risk is more likely to occur than another risk or likely to have a greater adverse impact than another risk. The significance of any specific risk to an investment in the Fund will vary over time, depending on the composition of the Fund’s portfolio, market conditions, and other factors. You should read all of the risk information presented below carefully, because any one or more of these risks may result in losses to the Fund.

Market Risk

Small- and Mid-Capitalization Stock Risk

Growth Stock Risk

Sector Risk

Management Risk

Exchange-Traded Fund Risk

Exchange-Traded Note Risk

Foreign Investment Risk

High Portfolio Turnover Risk

IPO Risk

Liquidity Risk

Real Estate Industry Risk

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc : Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.

Appendix A

AMG GW&K Core Bond ESG Fund Prospectus

Summary of the Funds – AMG GW&K Core Bond ESG Fund – Principal Investment Strategies

The Fund seeks to achieve its objective by investing in a diversified portfolio of fixed income securities.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds. The term “bond” includes any debt or fixed income ~~securities.~~ security. The Fund normally invests in bonds that are rated “investment grade” by a nationally recognized statistical rating organization (“NRSRO”), such as Moody’s Investors Service, Inc. (“Moody’s”) or S&P Global Ratings (“S&P”), at the time of purchase. Investment grade securities are rated at least in the BBB/Baa major ratings categories by an NRSRO. From time to time, the Fund may invest in unrated bonds, which are considered by GW&K Investment Management, LLC (“GW&K” or the “Subadviser”) to be of comparable quality and creditworthiness as investment grade rated securities. While the Fund may purchase debt securities of any duration, the Fund currently intends to primarily invest in debt securities so that the overall duration of the Fund’s portfolio will remain +/- 20% of the duration of its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index. As of December 31, 2019, the duration of the benchmark was 5.87 years. The average duration of debt securities in the Fund’s portfolio may, however, be shorter or longer depending on market conditions.

The Fund may invest in debt securities issued by any of the following: public and private U.S. companies; the U.S. government and its agencies, such as the Federal Home Loan Bank; and state and local governments issuing taxable municipal securities. The Fund may also invest in asset-backed and mortgage-backed debt securities. The Fund may also invest in bonds whose proceeds are reserved for financing the implementation of the United Nations’ Sustainable Development Goals or other sustainable projects. GW&K’s investment process involves fundamental credit research and GW&K’s analysis of how the Fund’s potential investments are affected by material environmental, social and governance (“ESG”) factors. In selecting potential investments for the Fund, GW&K ~~Investment Management, LLC (“GW&K” or the “Subadviser”)~~ uses top-down research that focuses on managing duration, yield curve, credit quality, volatility and liquidity, as well as bottom-up research that focuses on fundamental analysis, valuation analysis ~~and~~, technical analysis, ~~while also considering environmental, social and governance (“ESG”) criteria.While the Fund may purchase debt securities of any duration, the Fund currently intends to primarily invest in debt securities so that the overall duration of the Fund’s portfolio will remain +/- 20% of the duration of its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index. [As of December 31, 2019, the duration of the benchmark was [ ] years.] The average duration of debt securities in the Fund’s portfolio may, however, be shorter or longer depending on market conditions~~and ESG factor analysis. GW&K may adjust its assessment of an investment based on a number of considerations.

In selecting debt securities issued by public and private U.S. companies and state and local governments issuing taxable municipal securities, GW&K ~~gives~~applies its ESG factor analysis. GW&K has created its own proprietary ESG Scoring System, which takes into consideration ~~to~~

~~ESG criteria. GW&K employs a pragmatic approach in applying ESG factors into the firm’s investment analysis processes, and GW&K may adjust its assessment of an investment based on a number of considerations. As part of GW&K’s research process, GW&K recognizes ESG factors as key considerations among many other fundamental, technical and valuation factors in making investment decisions.~~ a range of factors, including independent analysis from third parties, including MSCI Inc. and Sustainalytics, as well as its own analysis of material ESG factors. Each of GW&K’s sector specialists generally assesses the materiality of relevant environmental, social and governance metrics to bond issues during the fundamental research process, depending on the sector and for corporate issuers the nature of the company’s business. GW&K uses standards developed by the Sustainable Accounting Standards Board to inform these assessments. Environmental assessment may take into account issues such as carbon emissions, natural resource usage, hazardous waste, chemical safety, water stress and sustainable technology. Social assessment may take into account issues such as human rights, labor relations, employee safety, product safety, data security and community relations. Governance assessment may take into account issues such as business ethics, board quality, board composition, compensation practices, financial reporting and stakeholder governance.

GW&K recognizes that the relative impact of ESG factors on investment performance may vary across market sector, industries and regions, but the firm believes that responsible corporate behavior with respect to ESG factors can ~~lead~~contribute to positive and sustainable long-term financial performance. ~~As part of GW&K’s ESG process, GW&K uses proprietary, internal research and analysis, and also subscribes to various independent third party research providers that provide corporate ESG research.~~ GW&K seeks to identify issuers that GW&K believes are leaders in their industries in effectively addressing exposure to ESG risks through business practices, policies and programs, or issuers within an industry that have more limited exposure to ESG risks. ~~This process incorporates various factors that GW&K believes are relevant for a particular issuer, including industry exposure and issuer-specific factors.~~ The goal of the ESG factor analysis is to seek investments with lesser exposure to, or better management of, ESG risks.

~~Among the ESG criteria that GW&K considers when seeking to identify issuers under consideration for investment by the Fund are: environmental impact of products and services, carbon emissions, human rights, social impact of products and services, ethical business practices, governance considerations including board and senior management composition and practices, compliance with applicable laws and regulations and related best practices, and other standards.~~